

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 27, 2008

<u>VIA U.S. MAIL and FACSIMILE (941) 727-4371</u>

Rod A. Shipman
President, Chief Executive Officer and
 Chief Financial Officer
CPC of America, Inc.
6336 17^h Street Circle East
Sarasota, Florida 34243

> **RE:** **CPC of America, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on March 17, 2008**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **File No. 000-24053**

Dear Mr. Shipman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Description of Business, page 3

1.   Please describe in more detail the "strategic planning" services that the CTM
        Group provides to you.

2.   We note from your disclosure that each outstanding series of your preferred stock
        is convertible into shares of common stock. Please disclose how the number of
        shares of common stock to be issued upon conversion of each series of preferred
        stock will be determined.

Internal Puncture Closure Device: "MedClose", page 4

3.   Please reconcile your disclosure here that "[a]s of the date of this report,
        MedClose is undergoing human clinical trials," with your disclosures on page 5
        that clinical trials in the United States and Canada have been suspended.

4.   We note your disclosure on page 5 that independent institutional review boards
        (IRBs) determined that "the MedClose device is a non-significant, low risk
        device, and thus an approved IDE application from the FDA is not required by
        FDA regulations prior to commencement of human clinical investigation." Please
        identify for your investors who the IRBs were, revise to clarify how such boards
        were selected and what information was provided to the IRBs and who provided
        such information. Also describe how the IRB determinations were made and
        disclose whether any IRB reversed its determination of MedClose's risk
        assessment and the impact any such reversal had on your clinical trials. Please
        also clarify the role of such boards in the FDA approval process, for example,
        indicate what affect, if any, the IRB determinations have on the FDA
        determinations.

5.   Please disclose your latest understanding of which FDA center has responsibility
        for the review of your product.

6.   Please expand your disclosure on page 5 regarding the warning letter you received
        from the FDA to describe the regulatory failures noted by the FDA and the factual
        basis alleged that underlies the FDA's conclusion that you "violated IDE
        regulations governing the proper conduct of clinical studies." Also disclose the
        potential impact of the warning letter. For example, may the FDA bring an
        enforcement action against you and/or your sponsor that may result in civil or
        criminal sanctions? May you also be prohibited from manufacturing or
        commercializing your MedClose device until corrective action is taken or

indefinitely? Do you face potential fines or other penalties? Please expand your risk factors as appropriate.

7.   We note your disclosure on page 5 regarding the new IDE application you submitted. Please revise to clarify when you submitted that application. Also clarify how many IDE applications you have submitted as of the date of your annual report and how those applications were acted on by the FDA.

Competition, page 7

8.   From your current disclosure it does not appear that you have completed human clinical trials of your MedClose product. As such, please revise your disclosure to provide the basis for your belief that your product is "superior in delivery of arterial site closures on the basis of safety, variability, shortened time in conducting repuncture post procedures and cost effectiveness."

9.   Please expand your disclosure to include a more robust discussion of your competitive position relative to your competitors, taking into account any publicly available information of the status of product development efforts of those competitors.

Patents and Trademarks, page 7

10.   Given your disclosure on page 13 that you expect to commence revenue-producing operations in foreign jurisdictions, please disclose whether you have any patent or trademark protection in the foreign jurisdictions in which you intend to market your MedClose device.

Item 1A. Risk Factors, page 8

11.   We see that you present the non-GAAP measure "pro forma working capital" on pages 9 and 15. Please tell us how this presentation meets the requirements of Item 10(e)(1) of Regulation S-K. Additionally, to the extent that you include non-GAAP financial information in future filings, please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and provide the substantive disclosures outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003, including:

·   the substantive reasons why management believes the non-GAAP measure provides useful information to investors;
·   the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
·   the economic substance behind management's decision to use the measure; and

·	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

12.	Additionally, please note that the pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise future filings to omit the pro forma terminology unless it meets the requirements of Article 11 of Regulation S-X.

13.	We understand from the publicly available FDA warning letter dated April 26, 2007 that the "biologic sealant" that you use in connection with your product is made from human plasma. Please include a risk factor which describes the risks that may arise if the sealant contains pathogenic agents such as viruses, bacteria or prions. Please also enhance your disclosure under "Competition" in your Item 1. Business section to disclose, if known, whether the competing products of your competitors use factors derived from human products.

14.	We note that each outstanding series of your preferred stock contains liquidation preferences. In an appropriate location in your filing, please disclose the amount of those preferences, including accrued dividends. Please also include a risk factor indicating the effect those liquidation preferences may have on the rights of the holders of your common stock in the event of any liquidation, dissolution or winding up of your company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

15.	With respect to your expected revenue generating activities for the MedClose device, we note that your clinical trials in the U.S. and Canada have been suspended. Please tell us and revise future filings to provide clear disclosure of when you expect to begin generating revenue from your products. Please also discuss your plans for selling the product in the United States or overseas and how the regulatory process in each of these arenas impact your plans.

Item 10. Directors and Executive Officers, page 19

16.	Given that your securities appear to be registered pursuant to Section 12 of the Securities Exchange Act and your disclosure that all of your directors serve for a one-year term and until their successors are duly elected and qualified, please tell us why you have never filed proxy materials related to the election of your directors. Please also tell us whether you are in compliance with the laws of your jurisdiction of incorporation and your organizational documents with respect to the holding of annual stockholder meetings.

Item 11. Executive Compensation, page 20

Components of Our Compensation Program, page 22

17.   Please clarify how the short-term compensation paid to your executive officer has
        been increased "within the context of overall merit based on . . . perceived
        progress in the development [of MedClose]." It appears from your disclosure on
        page 21 that increases to Mr. Shipman's salary were based on the terms of his
        employment agreement, rather than his attainment of any merit-based objectives
        related to the development of the MedClose device. If that is not correct, expand
        to identify the merit-based objectives and explain how they relate to the increases
        in Mr. Shipman's salary. Similarly, clarify how your long-term compensation
        program is "designed to align management's performance objectives with the
        interests of [y]our stockholders." It appears that you awarded stock options to
        Mr. Shipman pursuant to his employment agreement and the vesting of such
        options are not tied to his successful completion of performance objectives.

Item 13. Certain Relationships and Related Transactions, page 27

18.   Please disclose the information required by Item 404(a) of Regulation S-K with
        respect to the:
        a.   "loan from officer" referenced on page F-2;
        b.   "proceeds from shareholder notes" mentioned on page F-7a;
        c.   "payments on note payable to shareholder" mentioned on page F-7a;
        d.   consulting agreement mentioned on pages F-22 and F-24; and
        e.   lease agreement disclosed on page F-24.

19.   We note your disclosure regarding the payments you made to CTM Group in
        2007 and 2006. Please reconcile this disclosure with your disclosure on
        page F-24 regarding the amounts of payments you made to CTM Group during
        2007 and 2006.

20.   Please disclose the information required by Item 404(b) of Regulation S-K. **[**

Item 15. Exhibits and Financial Statement Schedules, page 28

21.   Please file as an exhibit to your Form 10-K the agreement that relates to your non-
        exclusive license for the biologic sealant that is mentioned on page 4. Please tell
        us why you have not filed any of the "various agreements" noted on page 6 that
        you have with Biomed Research in accordance with Item 601(b)(10) of
        Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page F-1

Consolidated Statements of Operations, page F-3

22.   Please revise future filings to reconcile net income to income available to common shareholders on the face of the income statement. We refer you to SAB Topic 6B which requires that income or loss applicable to common stock should be reported on the face of the income statement when it is materially different in quantitative terms from reported net income or loss or when it is indicative of significant trends or other qualitative considerations.

Note 2. Shareholders' Equity (Deficit), page F-14

Stock Options, page F-18

23.   We see that during 2007, a consultant exercised stock options in exchange for future services and that certain amounts were recorded as prepaid. Please tell us your accounting for the prepaid services, including why it is appropriate to record this prepaid amount on your balance sheet rather than within shareholder's equity at December 31, 2007.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 1. Financial Statements, page F-1

Note 3. Shareholder's Equity, page F-11

24.   Please tell us and disclose in future filings the significant terms of the Series E preferred shares, consistent with paragraph 4 of SFAS 129.

25.   We see that you recorded a beneficial conversion feature of $551,010 for the issuance of Series E preferred shares. Please tell us and revise future filings to disclose how you determined the value of the beneficial conversion feature. Relate your response to the underlying terms of the preferred stock and the relevant guidance in EITF 98-5 and 00-27.

26.   Under paragraph 8 of EITF 98-5, you should treat the amount allocated to the beneficial conversion feature of the convertible preferred securities as a dividend. We note that the dividend recorded for the quarter ending March 31, 2008 excludes the amount of the beneficial conversion feature. Please tell us how you applied paragraph 8 of EITF 98-5 in determining the amount of the dividend for the quarter.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

27.   From your disclosure on page 2 and a press release on your Web site dated April 10, 2008, it appears that you have been engaged in ongoing discussions with the FDA regarding its warning letter and your MedClose device. It also appears from your disclosure on page 5 of your most recent annual report on Form 10-K that you have submitted a new IDE application for your MedClose device. Please revise this filing to expand the "General" section of Management's Discussion and Analysis to provide a detailed discussion of current material business challenges, opportunities and risks, such as those presented by known material trends and uncertainties, on which management is most focused, and the actions they are taking in response to them. For example, please provide more specific and current disclosure regarding your dealings with the FDA related to your MedClose device and the warning letter referenced above. Also describe the "progress" through cooperation with the FDA and "subsequent developments" that are expected to produce timely resumption of clinical studies in the United States, as noted in your press release, and why you expect research and development expenses to increase during the remainder of 2008, as noted on page 2. Also discuss any corrective actions you have taken in response to the warning letter, the status of the new IDE application and the status of clinical studies and regulatory approvals domestically and in international jurisdictions. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purpose of an executive summary. Please also apply this guidance in all applicable future filings.

Item 4. Controls and Procedures, page 4

28.   We note your disclosure that management has concluded that your disclosure controls and procedures are effective, "in all material respects, to ensure that information required to be disclosed in the reports [you] file and submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported as and when required." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please

revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). In any event, you should not include the qualifying language that the disclosure controls and procedures are effective "in all material respects." Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

29.   We note your disclosure that there have been "no significant changes in [your] internal controls or in other factors which could significantly affect internal controls subsequent to the date our management carried out their evaluation." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings.

Exhibit 31.1

30.   We note the following:

·   You changed the punctuation in paragraphs 1 and 4(c).
·   You added the word quarterly in paragraphs 2, 3 and 4(a).
·   You deleted the phrase '(the registrant's fourth fiscal quarter in the case of an annual report)' in paragraph 4(d) of the certification.
·   You added an 's' to control in paragraph 5(b).

In future filings, please include a certification that is consistent with Item 601(b)(31)(i) of Regulation S-K.

       As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact Brian Cascio, Branch Chief, at (202) 551-3676. Please contact Geoffrey Kruczek, Staff Attorney, at (202) 551-3641, or Tim Buchmiller, Staff Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant